Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED JULY 17, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of August 1, 2026;
•to disclose the calculation of our June 30, 2026 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to disclose certain updates to our Prospectus.
Portfolio Update
As of June 30, 2026, our direct real estate investments represent 79% of gross assets and include 70 real estate properties totaling approximately 11.4 million square feet located in 32 markets throughout the U.S., with a weighted average occupancy rate of 94%. Our private real estate credit allocation includes four investments representing approximately 17% of gross assets. As of June 30, 2026, our leverage ratio was 29%.
On July 1, 2026, we acquired a 100% interest in Imperial Beach Self-Storage, an 85% occupied, 626-unit storage facility located in La Habra, California, for a purchase price of $15.6 million inclusive of acquisition-related costs.
August 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class T	$26.0994
Class S	$26.1045
Class D	$26.1190
Class I	$26.2702
Class E	$28.3732
The August 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of June 30, 2026:

$ in thousands, except share/unit data
Components of NAV	June 30, 2026
Investments in real estate	$1,050,666
Investments in unconsolidated entities	161,456
Investments in real estate-related securities	26,904
Investments in commercial loans	197,867
Investment in affiliated fund	7,249
Cash and cash equivalents	35,726
Restricted cash	4,980
Other assets	5,015
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(461,581)
Subscriptions received in advance	(697)
Other liabilities	(26,828)
Accrued performance participation allocation	(1,263)
Management fee payable	(775)
Accrued stockholder servicing fees	(22)
Non-controlling interests in joint-ventures	(351,652)
Net asset value	$647,045
Number of outstanding shares/units	23,590,277
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$6,966	$12,597	$13,330	$95,526	$34,745	$433,950	$29,997	$19,782	$152	$647,045
Number of outstanding shares/units	266,898	482,566	510,341	3,636,306	1,224,573	15,617,727	1,112,560	733,937	5,369	23,590,277
NAV Per Share/Unit as of June 30, 2026	$26.0994	$26.1045	$26.1190	$26.2702	$28.3732	$27.7857	$26.9625	$26.9527	$28.3732
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2026 direct real estate investment valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.2%	5.8%
Office	9.5%	7.3%
Industrial	7.8%	5.8%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	8.0%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	9.6%	5.6%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.9%	2.7%	3.0%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of July 13, 2026, we have issued and sold in our public offering (1) 830,486 shares of our common stock (consisting of 46,408 Class T shares, 121,041 Class S shares, 70,134 Class D shares, 580,893 Class I shares and 12,010 Class E shares) in the primary offering for total proceeds of $22.0 million and (2) 149,784 shares of our common stock (consisting of 13,723 Class T shares, 29,219 Class S shares, 29,166 Class D shares, 64,256 Class I shares and 13,420 Class E shares) pursuant to our distribution reinvestment plan for a total value of $4.0 million. As of June 30, 2026, our aggregate NAV was $647.0 million. We intend to continue selling shares in our public offering on a monthly basis.

Updates to our Investment Strategy
The following replaces the disclosure in the sections of the Prospectus titled “Investment Objectives and Strategies - Investment Strategy”, “Investment Objectives and Strategies - Investments in Properties” and “Investment Objectives and Strategies - Investments in Private Real Estate Debt” and modifies all related disclosures in the Prospectus.
Investment Strategy
Our investment strategy is to invest primarily in stabilized, income-oriented commercial real estate in the United States, with a focus on a mix of property sectors that we believe offer a combination of needs-based demand and cycle-sensitive growth potential. To a lesser extent, we will originate, acquire and manage private real estate credit, including loans secured or backed by real estate, preferred equity interests and interests in private real estate credit funds. We will also invest in liquid real estate-related equity and debt securities intended to provide us with current income and a source of liquidity for our share repurchase plan, cash management and other purposes.
Investments in Properties
We invest primarily in stabilized, income-oriented commercial real estate in the United States. We currently invest in a broad range of properties including industrial, student housing, healthcare, multifamily, self-storage, retail, and office, and may invest in property types such as hotels, senior living, single-family rentals, manufactured housing and data centers. We generally group our property investments into two broad categories based on their primary demand drivers: (1) sectors with needs-based demand that is driven primarily by demographic and life-stage factors; and (2) sectors with cycle-sensitive demand where net operating income growth has tended to be more responsive to broader economic conditions.
Although our portfolio is entirely comprised of properties located in the United States, once our portfolio has achieved sufficient scale, we may selectively diversify our portfolio on a global basis through investments in properties located outside of the United States.
In addition to stabilized properties, we may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but may consider development that is ancillary to an overall investment.
We do not designate specific geography or sector allocations for the portfolio. Rather, we intend to invest in regions or asset classes where we see the best opportunities that support our investment objectives.
Investments in Private Real Estate Credit
We also originate and acquire loans, which may include commercial mortgage loans, bank loans, mezzanine loans and other interests relating to real estate, and invest in other forms of private real estate credit such as preferred equity, participations in mortgages and loans and other debt secured by or related to commercial real estate. Our private real estate credit investments complement investments in properties by providing current income.

Preferred equity investments are subordinate to any indebtedness, but senior to the common equity. Preferred equity investments typically pay a dividend rather than interest payments and often have the right for such dividends to accrue if there is insufficient cash flow to pay currently. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effectuate a change of control with respect to the ownership of the property.

Commercial mortgage loans are typically secured by single-family, multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower.

Mezzanine loans in which we invest generally take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments typically involve a higher degree of risk than mortgage lending because the investment may become unsecured as a result of foreclosure by the senior lender.